Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Powerfleet, Inc. 2018 Incentive Plan, as amended, of our reports (a) dated May 9, 2024, with respect to the consolidated financial statements of Powerfleet, Inc. and the effectiveness of internal control over financial reporting of Powerfleet, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, and (b) dated August 22, 2024, with respect to the consolidated financial statement of Powerfleet, Inc. and the effectiveness of internal control over financial reporting of Powerfleet, Inc. included in its Transition Report (Form 10-KT) for the three months ended March 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

December 4, 2024